Exhibit 99.1

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Steakholder Foods® Unveils AI-Powered Nozzle Inspection System, Redefining Industrial Print Head Monitoring

 The state-of-the-art AI camera system takes precision and consistency in industrial 3D printing to unprecedented levels, offering real-time analysis and actionable insights for print head performance.

Rehovot, Israel, September 18, 2023 - Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company, today announced the launch of its AI-powered Nozzle Inspection System. Engineered for the stringent demands of industrial print head inspection, this revolutionary system leverages specialized industrial camera technology and state-of-the-art AI algorithms to reshape print head monitoring.

Steakholder Foods’ AI-powered nozzle inspection system is a game-changer in an industry where precision and consistency are non-negotiable. By delivering real-time insights into print head performance, it enables proactive maintenance, minimizes downtime, and assures consistently high-quality prints.

Key features of the new system include:

●	Precision Imaging: Utilizing specialized lighting, the system captures water-based droplets as minute as 10um, ensuring unparalleled clarity and detail.

●	Advanced Segmentation AI: The system employs a state-of-the-art segmentation algorithm, facilitating granular analysis by precisely identifying each individual droplet.

●	Real-Time Nozzle Analysis: Going beyond static imaging, the AI assesses the efficacy of each nozzle in real-time, scoring performance to provide immediate feedback.

●	Comprehensive Reporting: Post-analysis, the system generates an exhaustive report, detailing the status of the print head nozzles. This not only provides an immediate assessment but also offers actionable recommendations to enhance print quality and maintain equipment longevity.

Beyond technical excellence, Steakholder Foods views this new system as a strategic asset for the company’s B2B clients. By ensuring a new level of consistency and quality in 3D printing, it is designed to enable producers to meet the high standards expected by consumers, regulators, and investors alike. In practical terms, this is expected to mean fewer recalls, less waste, and a faster time –to market—essential factors for scaling up operations and meeting global demands.

Itamar Atzmony, Chief Engineering Officer at Steakholder Foods: “We believe in pushing the boundaries of what’s possible. With this new system, we’re not just elevating printing standards; we’re giving our partners and clients access to the pinnacle of technological innovation.”

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

About Steakholder Foods

Steakholder Foods Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”, with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com